Exhibit 21. Subsidiaries of the Company

	Jurisdiction of	Names Under Which Subsidiary
Name of Subsidiary	Incorporation	Transacts Business

Hudson Valley Bank	New York	Hudson Valley Bank
Hudson Valley Investment Corp.	Delaware	Hudson Valley Investment Corp.
Sprain Brook Realty Corp.	New York	Sprain Brook Realty Corp.
Grassy Sprain Real Estate Holdings, Inc.	New York	Grassy Sprain Real Estate Holdings, Inc.
HVB Leasing Corp.	New York	HVB Leasing Corp.
HVB Realty Corp.	New York	HVB Realty Corp.
HVB Employment Corp.	New York	HVB Employment Corp.
A.R. Schmeidler & Co., Inc.	New York	A.R. Schmeidler & Co., Inc.
NYNB Bank(1)	New York	NYNB Bank
369 East 149th Street Corp.(1)	New York	369 East 149th Street Corp.

(1)	Added as of January 1, 2006